March 3, 2020

Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer
Belpointe REIT, Inc.
125 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

       Re: Belpointe REIT, Inc.
           Post Qualification Amendment to Form 1-A
           Filed February 14, 2020
           File No. 024-10923

Dear Mr. Lacoff:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment to Form 1-A

Offering Circular Cover Page, page i

1. We note that you now intend to qualify as a REIT on such date as is determined by your board of directors. Please disclose how the board will make such determination and any factors that will be considered.
General

2. We note that the risk factor on page 32 and the company's bylaws indicate that the New
      York Supreme Court in New York, New York (or in some cases, other state or federal courts in New York) is the exclusive forum for certain disputes between the company and its stockholders. However, page 93 of the offering circular indicates that the Circuit Court for Montgomery County, Maryland (or, if that court does not have jurisdiction, the United
      States District Court for the District of Maryland, Southern Division) is the exclusive forum. Please reconcile the disclosure.
 Brandon E. Lacoff
Belpointe REIT, Inc.
March 3, 2020
Page 2
3. We note that the forum selection provision in your bylaws identifies the New York
       Supreme Court in New York, New York, or, if that Court does not have jurisdiction, the
       United States Southern District Court for the District of New York, as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
       Act.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any questions.



                                                              Sincerely,
FirstName LastNameBrandon E. Lacoff
                                                              Division of
Corporation Finance
Comapany NameBelpointe REIT, Inc.
                                                              Office of Real
Estate & Construction
March 3, 2020 Page 2
cc:       Vanessa Schoenthaler
FirstName LastName